Mail Stop 4561

April 26, 2006

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, Connecticut 06904

       Re: **Xerox Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 001-04471

Dear Mr. Zimmerman:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Controls and Procedures

Disclosure Controls and Procedures, page 18

1.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e) under the Exchange Act. That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or

submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Exhibit 13 - Registrant's 2005 Annual Report to Shareholders

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 3

2.   You indicate on page 9 of your Business section that the increasing use of a variable contract service force is consistent with your strategy to reduce service costs. We note, however, that during the first quarter of 2006, the transition to a variable contract service force contributed to the decline in gross margin. Tell us what consideration you gave to disclosing in MD&A any uncertainty in the amount and timing of these transition costs, as well as any other significant factors that contributed to the decline in gross margin, that you reasonably expected to have a material impact on earnings. Refer to Item 303(A) (3) (ii) of Regulation S-K and Section III.B of SEC Release 33-6835.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Summary of Accounting Policies

Revenue Recognition, page 36

3.   We note from page 3 of your Business section that you include software as a product offering of the Company. We further note that your web site promotes software and software upgrades within your service agreements. Tell us more about your software products and software related offerings, including the terms of the arrangements and the amount of revenue generated from these arrangements in all periods presented. Also tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition. For your equipment sales, leases and bundled arrangements, explain how you determined that any software is incidental and not essential to the functionality of non-software items.

4.   To the extent material, tell us what consideration you gave to disclosing your policy for software revenues and related software development costs pursuant to SFAS No. 86. If material, you should expand your revenue recognition policy to disclose the nature of your revenues, describing each of your software product and service offerings and the accounting revenue recognition principles and methods of applying them (see paragraph 12 of APB 22). Confirm that you meet

the identified criteria in paragraph 8 of SOP 97-2 before you recognize revenue on your software arrangements. Identify the elements included in multiple-element arrangements and address the extent to which you have established vendor specific objective evidence of fair value for each of the elements.

5.   Describe the nature, terms and elements of software included in support and maintenance agreements and describe the related accounting guidance supporting your accounting for those agreements.

Note 22 – Financial Statements of Subsidiary Guarantors, page 87

6.   We note that you have presented condensed consolidating financial statements in lieu of full financial statements of the guarantor subsidiary. You indicate that this guarantor subsidiary is wholly-owned. Pursuant to Rule 3-10 of Regulation S-X your disclosures should include the following, if true:

- Each subsidiary issuer or subsidiary guarantor is 100% owned by the parent company as opposed to wholly-owned;
- All guarantees are full and unconditional; and
- Any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

Tell us what consideration you gave to disclosing the foregoing in your notes to consolidated financial statements according to of Rule 3-10(i) (8)(i) and (ii) and (9) of Regulation S-X.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3226 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant